March 7, 2006

Via Fax: (202) 772-9210

Mr. Thomas Flinn

Staff Accountant

Division of Corporate Finance

Securities and Exchange Commission

100 F Street

Washington, D.C. 20549

Re:	Primary Business Systems, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Form 10-QSB for Quarterly Period Ended March 31, 2005
Form 10-QSB for Quarterly Period Ended June 30, 2005
File No. 0-25523

Dear Mr. Flinn:

This letter is submitted on behalf of PBS Holding, Inc. (the “Company” and formerly known as Primary Business Systems, Inc.) to follow up on the conference call held on February 10, 2006 between you and Ms. Cicely Luckey of the Securities and Exchange Commission and the Company and its counsel, Goldstein & DiGioia LLP. The purpose of the conference call was to discuss the accounting treatment of the acquisition transaction described in Note 4 of the Financial Statements in Form 10-KSB for the Fiscal Year Ended December 31, 2004. The Company previously reported $550,000 of goodwill in connection with such transaction.

At the suggestion of the Staff, the Company and its accountants have reviewed EITF 02-05 and its application to such transaction. Following careful consideration of EITF 02-05, the Company has determined that $550,000 of goodwill originally accounted for the acquisition transaction involving ShareCom, Inc. (“ShareCom”) should not have been taken. Although the series of transactions in which a majority of the outstanding common stock of ShareCom was first acquired by the members of Primary Business Systems LLC (“PBS LLC”) and thereafter ShareCom acquired the membership interests held by the members of PBS LLC, the Company has determined that the original $550,000 of purchase price consideration paid by PBS LLC for a 59% interest of Pine Services, Inc. should not have been recorded on the Company’s financial statements.

Accordingly, the Company proposes reducing goodwill by $550,000 and correspondingly, reducing the amount due to shareholder/officer by $498,350 and additional

February 24, 2006

paid-in capital by $51,650. The Company would propose making such adjustments to the balance sheet being prepared in connection with filing its Form 10-KSB for the Fiscal Year Ended December 31, 2005. The foregoing adjustments do not affect the Company’s statement of operations or retained earnings.

Thank you for your consideration in this matter.

Very truly yours,

PBS Holding, Inc.

		By:	/s/Patrick D Matthews
Patrick D. Matthews
President and Chief Executive
Officer

cc:	Steven L. Glauberman, Esq.
Goldstein & DiGioia LLP